June 25, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:         Healthy Fast Food, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed on May 26, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 3 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated June 11, 2010, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.
We note your response to comment one of our letter dated May 14, 2010 regarding statements such as “recent growth in the frozen yogurt industry” on page four and “demand for high-quality healthy foods, in particular healthy fast foods, is increasing” and “growing demand for healthy food” on page 28.  In your letter dated May 26, 2010 you refer to articles “in industry periodicals such as Nation’s Restaurant News and research reports from sources such as Mintel International Group Limited.”  Please revise to disclose the source you are relying on for each of these statements.  Additionally for any beliefs that are based on observation, discuss the specific

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
June 25, 2010

observations that have led to each belief and revise to refer to such statements as “beliefs” in the prospectus.

Response:     Complied.  See the footnote references added to pages 4 and 28.

2.
We note your response to comment three of our letter dated May 14, 2010.  You state that you do not believe you are exposed to significant liability “at this time.”  Please revise the summary and risk factors sections to discuss the potential liability you may face resulting from price increases.

Response:   The Company believes that at this time, the failure to register the shares issuable upon exercise of the Class A and B warrants does not present a significant risk because the common stock is trading at a price substantially below the exercise prices of the warrants.  Nevertheless, the Company has included a risk factor regarding this risk on page 14 of the prospectus.

The Company has also added disclosure stating that if it appears that exercise of the Class A warrants is a possibility, it will update the registration statement. See page 5.

Prospectus Cover Page

3.
We note your new disclosure that you expect to offer the units at or near the price at which your common stock is trading.  Please be advised that unless there is an existing trading market for the units, you must state a fixed price at which you are offering the units.  Please revise to include a fixed price or advise.

Response: A fixed price for the units will be included in the final prospectus.

Prospectus Summary, page 4

4.
We note your intent to have at least 13 restaurants in operation by the end of 2010.  It is not clear how you intend to reach this goal in light of the fact that you presently have only eight open locations with commitments to open only three more in 2010.  Please revise or advise.

Response:   The Company had added language to the Prospectus Summary to clarify this.  See page 4.

Management’s Discussion and Analysis, page 19
Plan of Operations, page 23

5.	We note your response to comment 10 of our letter dated May 14, 2010. As stated in our previous comment, please expand your discussion to clearly explain the consequences if, for

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
June 25, 2010

whatever reason, you are unable to raise sufficient capital to meet your current and future liquidity needs.

Response:  Please note that the Company states in the second paragraph under “Plan of Operations”:  “If we were unable to complete this offering successfully or to obtain any other external sources of cash, we would continue to operate our six company-owned U-Swirl cafés but not open any additional company-owned cafés.”  See page 24.

6.
You state on page 23 that “[b]ased on our projections, we believe that the operation of our six company-owned cafes will provide sufficient cash to maintain our existing operations indefinitely.”  Please reconcile your projection that your operations will generate enough cash to maintain existing operations indefinitely with your recent and historic trend of losses and cash used by operations.  Additionally reconcile your projection that operations from your existing cafes will generate sufficient cash with your disclosure on page F-6 that you have relied on funding from selling new franchises to augment the cash flow from your company-owned stores.

Response:  For the fiscal year ended December 31, 2009, none of the company-owned locations had been in operation for a sufficient length of time to generate a steady volume of traffic, as they were opened at various times during 2009.  Accordingly, the Company did rely on funding from selling new franchises to augment the cash flow from its company-owned stores.  The operating history of the franchised Henderson, Nevada location that opened in 2008 showed that after the location had been in operation for a year, it established a steady volume of traffic.  This location also showed that sales increase with warmer weather and decrease with cooler weather.

Using the Henderson, Nevada location and the Company’s first company-owned café that opened in March 2009 as the models, the Company prepared a cash flow projection for the 2010 fiscal year.  This cash flow projection indicates that the cafés will generate revenues of approximately $3,050,000, which will maintain existing operations, even though the Company used $176,240 for operating activities for the three months ended March 31, 2010.  It is anticipated that operating activities will be profitable for the second and third quarters of the year.

See the additional disclosure on page 23.

7.
In this regard, we note you have projected that you will need approximately $95,000 per month, in addition to the amounts shown in the table of contractual obligations, to maintain your current operations.  However, it appears that in the previous 15 months, you have incurred monthly expenses of approximately $220,000, which is significantly greater that your projection.  Please revise your disclosure to either provide a detailed explanation of your calculation of monthly expenses, including any differences from your historical expense level, or revise your estimate to more closely coincide with historic levels.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
June 25, 2010

Response: The statements of cash flows for the year ended December 31, 2009 and the three months ended March 31, 2010 show that the Company used a total of $926,549 for operating activities, which is an average of $77,212 per month. During that period the Company had a varying number of locations in operation.  The estimate of $95,000 per month, in addition to amounts shown in the table, is based on all six company-owned cafés in operation.

8.
We note the disclosure in the first paragraph under “Plan of Operations” on page 23 suggesting that if your performance falls short of projections you will compensate by reducing “fixed overhead expenses,” and as a result you will reduce franchise expansion activities.  Please reconcile this statement, suggesting that you will counteract reduced cash generation by eliminating expense related to expansion, with your disclosure in the second paragraph in the “Going Concern” discussion on page F-6 that a decrease in the “sales of new franchises” was a significant contributor to your challenged cash position in 2009.

Response:  See the additional disclosure on pages 23 to 24.

9.
Please identify the fixed overhead expenses that you will decrease “[t]o the extent that actual results fall short of [y]our projections.”  Discuss how decreasing these fixed overhead expenses would impair other aspects of your operations besides “[y]our ability to market and sell franchises,” such as generating revenue from operations.

Response:  As indicated in response to comment 8 above, the Company would likely reduce its public relations expenses and would refrain from decreasing expenses that directly impact its ability to generate revenues from operations.  Management will have to examine its operations at the time and determine which reductions will be least harmful to the Company.

10.
We note your response to comment 12 of our letter dated May 14, 2010, and we reissue in part.  Please further explain the demands on liquidity that will accompany opening four additional restaurants.  Additionally discuss the planned sources of capital to pay the additional lease commitments.

Response:  As stated at the top of page 24, engaging in the proposed offering will provide the Company with cash and working capital of approximately $2.3 million.  The Company has added disclosure about the nature and quantity of these cash outlays.  See page 24.

Oral comment given June 16, 2010

11.
Regarding the one franchise not earning royalties for the Company that is mentioned in the Prospectus Summary, include in the Prospectus Summary disclosure stating that this franchise is owned by an affiliate of an insider - i.e., the grandchildren of Hank Cartwright.

Complied: See page 4.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
June 25, 2010

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP